UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

DUSA Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

266898105
(CUSIP Number)

George Lee General Counsel SRB Management, L.P. 300 Crescent Court, Ste. 1111 Dallas, Texas 75201 (214) 756-6056
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.          266898105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Steven R. Becker
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization:	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power: 1,784,813 Shared Voting Power: 0 Sole Dispositive Power: 1,784,813 Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,784,813
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11):	7.3.%*
14.	Type of Reporting Person (See Instructions):	HC/IN
*Based on 24,078,452 shares of common stock issued and outstanding as of October 31, 2008, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange for the quarterly period ended September 30, 2008.

Item 1.                  Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock (“Common Stock”) of DUSA Pharmaceuticals, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 25 Upton Drive, Wilmington, MA 01887.

Item 2.                  Identity and Background.

(a)
The person filing this statement (the “Reporting Person”) is Steven R. Becker, the sole member of BC Advisors, LLC, a member managed limited liability company (“BCA”), which is the sole general partner of SRB Management, L.P., a Texas limited partnership (“SRB Management”).  SRB Management is the general partner and investment manager for SRB Greenway Opportunity Fund, L.P., a Texas limited partnership (“Greenway Opportunity, L.P.”), SRB Greenway Opportunity Fund, (QP), L.P., a Texas limited partnership, (“Greenway Opportunity QP”),  SRB Greenway Capital, L.P., a Texas limited partnership (“Greenway Capital L.P.”), SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership (“Greenway Capital QP”), and SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership (“Greenway Offshore”).  Greenway Opportunity, L.P., Greenway Opportunity QP, Greenway Capital L.P., Greenway Capital QP and Greenway Offshore are collectively referred to as the “Greenway Funds”.

(b)	The business address of the Reporting Person is 300 Crescent Court, Suite 1111, Dallas, Texas 75201.

(c)	The principal business of the Reporting Person is serving as investment manager of the Greenway Funds.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.                  Source and Amount of Funds or Other Consideration.

All funds used by the Reporting Person to purchase the Common Stock set forth herein on behalf of the Greenway Funds have come from the assets of the Greenway Funds.  The aggregate amount of funds used in purchasing the securities set forth herein was approximately $3,017,000.

Item 4.                  Purpose of Transaction.

The Reporting Person acquired the securities of the Company reported on this Schedule 13D for the accounts of the Greenway Funds because he believed such securities represented an attractive investment.  After consideration of the Issuer's business and operations, the Reporting Person has decided to engage the management and board of directors of the Company in constructive discussions with a goal to improve the Company’s business and operations, and enhance shareholder value. The Reporting Person may, among other things, discuss corporate governance and board representation.

Other than as described above in this Item 4, the Reporting Person does not have any plans or proposals that relate to or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.                  Interest in Securities of the Issuer.

(a)	The Reporting Person is the beneficial owner of 1,451,647, shares of Common Stock and warrants exercisable for 333,166 shares of Common Stock for the accounts of the Greenway Funds.
(b)	The Reporting Person has the sole power to vote and direct the disposition of the shares of Common Stock for which it is deemed to be the beneficial owner.
(c)
During the past 60 days, the Reporting Person purchased 6,300 shares on October 23, 2008 for $1.00 per share, sold 38,400 shares on November 6, 2008 for $1.453 per share, sold 18,400 shares on November 7, 2008 for $1.535 per share, sold 19,600  on November 12, 2008 for $1.5 per share, sold 8,700 shares on November 13, 2008 for $1.484 per share, sold 16,948 shares on November 18, 2008 for $1.202 per share, and sold 579,994 shares on December 2, 2008 for $1.14 per share, all for the accounts of the Greenway Funds.

(d)
The Greenway Funds have the right to receive the dividends from and the proceeds from the sale of the shares and warrants.  Greenway Opportunity Fund (QP), L.P. holds 1,276,828 shares of Common Stock and warrants exercisable for 206,964 shares of Common Stock, which together represent approximately 6.1% of the outstanding common stock of the Company.

(e)	Not applicable.

Item 6.                  Contracts, Arrangement, Understanding or Relationships with respect to Securities of the Issuer.

Not applicable.

Item 7.                  Material to be Filed as Exhibits.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 8, 2008

/s/ Steven R. Becker
Steven R. Becker

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)